FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Heller Leonard E.	2. Issuer Name and Ticker or Trading Symbol Neogen Corporation (NEOG)		6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) 3408 Lyon Drive (Street) Lexington KY 40513 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Day/Year January 7, 2003 5. If Amendment, Date of Original (Month/Day/Year)

X     Director            10% Owner
      Officer (give title below)           Other (specify below)

7.    Individual or Joint/Group Filing (Check applicable line)
X     Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Transaction Date, if any	3. Transac- tion Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported	6. Owner- ship Form: Direct	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)	Code	V	Amount	(A) or (D)	Price	Transaction(s) (Instr. 3 and 4)	(D) or In- direct (I) (Instr. 4)	Ownership (Instr. 4)
Common Stock	12/23/2002		M		3,333	A	$6.25
Common Stock	12/23/2002		S		3,333	D	$14.11	29,767	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*    If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security. Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Stock Option	$8.00							10/06/1995	10/06/2004	Common Stock	2,000		2,000	D
Stock Option	$7.13							10/05/1996	10/05/2005	Common Stock	2,000		2,000	D
Stock Option	$7.88							10/10/1997	10/10/2006	Common Stock	2,000		2,000	D
Stock Option	$13.25							10/09/1998	10/09/2007	Common Stock	2,000		2,000	D
Stock Option	$6.25	12/23/2002		M			2,000	10/08/1999	10/08/2008	Common Stock			0	D
Stock Option	$6.25	12/23/2002		M			1,333	10/07/2000	10/07/2009	Common Stock	667		667	D
Stock Option	$6.88							10/05/2001	10/05/2010	Common stock	2,000		2,000	D
Stock Option	$13.90							10/05/2002	10/05/2011	Common Stock	2,000		2,000	D
Stock Option	$11.90							10/09/2003	10/09/2012	Common stock	2,000		2,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)	/s/ Richard R. Current Richard R. Current **Signature of Reporting Person (Power of Attorney)	January 7, 2003 Date

©    H.J. Meyer Consulting September 1, 2002